20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated Bermuda with limited liability)

Our Ref: GSD/TCHL/4602
22nd June 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

SUPPL

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

File No. 82-3528

Annex A to Letter to the SEC
dated 22nd June 2006
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on 23rd June 1993 :

Description of Document

Title : Announcement of Final Results for the Year Ended 31st March 2006

Date : 22nd June 2006

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

REPORT OF 2006

The audited group profit attributable to the equity holders of the company for the year ended 31st March 2006 amounted to HK$216.8 million, as compared with the restated profit of HK$183.0 million last year, representing an increase of 18%. The improvement in earnings is mainly due to the improvements of the property market and the hotel industry in Hong Kong.

An interim dividend of HK6 cents per share was paid on 8th February 2006. The board has recommended the payment of a final dividend of HK8 cents per share to persons registered as shareholders on 6th September 2006. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be payable on 13th September 2006 and the total dividend for the year will be HK14 cents per share representing 40% increase over last year.

The Register of Members will be closed from Thursday, 31st August 2006 to Wednesday, 6th September 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Wednesday, 30th August 2006.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31st March 2006

	Note	2006 HK$ Million	2005 (As restated) HK$ Million
Turnover	2	267.4	310.2
Cost of property sales		(87.2)	(125.2)
Property expenses		(55.7)	(57.6)
Gross profit		124.5	127.4
Other income		1.8	0.9
Administrative expenses		(38.5)	(38.2)
Write-back of provision against properties for sale		42.1	15.5
Write-back of impairment loss on leasehold land		24.8	31.0
Provision for investment securities		–	(7.0)
Impairment of available-for-sale financial assets		(5.5)	–
Fair value gains/(losses) on investment properties		1.5	(4.4)
Operating profit	3	150.7	125.2
Finance costs		(5.3)	(1.8)
Share of results of associates		83.6	68.1
Profit before income tax		229.0	191.5
Income tax expense	4	(12.2)	(8.5)
Profit attributable to equity holders of the company		216.8	183.0
Dividends	5	86.5	61.8
Earnings per share (Basic and Diluted)	6	$0.35	$0.30

CONSOLIDATED BALANCE SHEET
As at 31st March 2006

	Note	2006 HK$ Million	2005 (As restated) HK$ Million
Non-current assets			
Property, plant and equipment		2.3	2.0
Investment properties		153.6	152.1
Leasehold land		1,499.3	1,526.4
Associates		67.8	79.9
Investment securities		–	67.2
Available-for-sale financial assets		82.6	–
Deferred income tax assets		14.1	14.7
Mortgage loans receivable		19.2	24.9
		1,838.9	1,867.2
Current assets			
Properties for sale		1,505.9	1,469.6
Properties under development		156.6	150.3
Mortgage loans receivable		0.3	0.3
Debtors, deposits and prepayments	7	71.8	30.0
Amount due from an associate		6.3	10.0
Current income tax assets		0.1	–
Bank balances and cash		86.5	97.5
		1,827.5	1,757.7
Current liabilities			
Creditors, deposits and accruals	8	89.7	94.2
Borrowings		104.0	168.8
Current income tax liabilities		7.8	8.1
		201.5	271.1
Net current assets		1,626.0	1,486.6

(vii) The following is a summary of the effect of adopting the new/revised HKFRS on the consolidated balance sheet as at 31st March 2005 and 2006.

	Increase/(decrease) Effect of adopting HKAS 17 HK$ Million	HKAS 40 HK$ Million	HKAS-Int 21 HK$ Million	HK-Int 2 HK$ Million	HKAS 39 HK$ Million	Total HK$ Million
(a) As at 31st March 2006						
Leasehold land	1,499.3	–	–	–	–	1,499.3
Associates	–	–	–	(1,922.1)	–	(1,922.1)
Investment securities	–	–	–	–	(82.6)	(82.6)
Available-for-sale financial assets	–	–	–	–	82.6	82.6
Properties for sale	(1,485.2)	–	–	–	–	(1,485.2)
Properties under development	(245.0)	–	–	–	–	(245.0)
Deferred income tax liabilities	–	–	1.4	–	–	1.4
Net assets	(230.9)	–	(1.4)	(1,922.1)	–	(2,154.4)
Retained profits	(230.9)	8.3	(1.4)	–	–	(224.0)
Other reserves	–	(8.3)	–	(1,922.1)	–	(1,930.4)
Total equity	(230.9)	–	(1.4)	(1,922.1)	–	(2,154.4)
(b) As at 31st March 2005						
Leasehold land	1,526.4	–	–	–	–	1,526.4
Associates	–	–	–	(1,523.6)	–	(1,523.6)
Investment securities	–	–	–	–	(67.2)	(67.2)
Available-for-sale financial assets	–	–	–	–	67.2	67.2
Properties for sale	(1,487.2)	–	–	–	–	(1,487.2)
Properties under development	(253.0)	–	–	–	–	(253.0)
Deferred income tax liabilities	–	–	1.2	–	–	1.2
Net assets	(213.8)	–	(1.2)	(1,523.6)	–	(1,738.6)
Retained profits	(213.8)	6.8	(1.2)	–	–	(208.2)
Other reserves	–	(6.8)	–	(1,523.6)	–	(1,530.4)
Total equity	(213.8)	–	(1.2)	(1,523.6)	–	(1,738.6)

2. **Turnover and segment information**

The group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the group.

(a) *Primary reporting format – business segments*

As at and for the year ended 31st March 2006

	Property development and leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	261.9	5.5	–	–	267.4
Segment results before provision	84.9	2.4	–	1.4	88.7
Write-back of provision against properties for sale	42.1	–	–	–	42.1
Write-back of impairment loss on leasehold land	24.8	–	–	–	24.8
Impairment of available-for-sale financial assets	–	–	–	(5.5)	(5.5)
Fair value gains on investment properties	1.5	–	–	–	1.5
Segment results	153.3	2.4	–	(4.1)	151.6
Unallocated costs					(0.9)
Operating profit					150.7
Finance costs					(5.3)
Share of results of associates	0.6	–	83.0	–	83.6
Profit before income tax					229.0
Income tax expense					(12.2)
Profit attributable to equity holders of the company					216.8
Segment assets	3,438.4	40.0	–	106.0	3,584.4
Associates	3.0	–	68.2	(3.4)	67.8
Unallocated assets					14.2
Total assets					3,666.4
Segment liabilities	362.3	39.5	–	4.8	406.6
Unallocated liabilities					11.7
Total liabilities					418.3
Capital expenditure	1.0	–	–	–	1.0
Depreciation	0.7	–	–	–	0.7
Amortisation	29.9	–	–	–	29.9

As at and for the year ended 31st March 2005 (As restated)

Property

8. **Creditors, deposits and accruals**

	2006 HK$ Million	2005 HK$ Million
Creditors, aged		
0-3 months	1.7	5.9
Over 3 months	1.3	3.2
	3.0	9.1
Deposits and accruals	86.7	85.1
	89.7	94.2

The carrying amounts of creditors, deposits and accruals approximate their fair value.

BUSINESS REVIEW

Property Development

Construction work at Avanzado Technology Park in California has been completed. All units have been pre-sold. Profits from this development has been recorded in the second half of the financial year.

The luxury residential project at Chung Hom Kok has been completed and we are making steady progress in the sale of this development.

Foundation work at the luxury residential project at Plunkett's Road on the Peak is near completion and superstructure work will commence shortly. When the project is completed, it will be one of the most luxurious here in Hong Kong.

Hotel

There have been two new 5-star hotels completed recently. However, a big 5-star hotel in Kowloon is being demolished. As a result, the supply of 5-star hotel rooms will result in negative growth. Therefore, the Sheraton-Hong Kong Hotel, in which your group has 35% interest, will continue to perform well in the next few years due to strong demand and lack of new supply.

ASSETS VALUE

As previously reported in the interim report of the group for the six months ended 30th September 2005, prior to 1st April 2005, it was the group's policy, in accordance with the relevant accounting standards applicable at that time, to state the value of its owned and operated hotel properties at their open market valuations appraised annually and not depreciated. Upon the adoption by the group of the new and revised accounting standards, such properties are now stated at cost less accumulated depreciation and amortisation.

In order to fully reflect the underlying economic values of the group's hotel properties, the group considers it appropriate also to present to shareholders as set out below, supplementary information on the group's statement of net assets on the basis that the group were to continue to state its hotel properties at their open market valuations as at 31st March 2006 in accordance with the accounting standards previously adopted.

	2006 (Unaudited) HK$ Million	2005 (Unaudited) HK$ Million
Non-current assets, including interest in associates	1,838.9	1,867.2
Add: Attributable revaluation surplus relating to hotel properties[1]	1,922.1	1,523.6
	3,761.0	3,390.8
Current assets	1,827.5	1,757.7
Current liabilities	(201.5)	(271.1)
Net current assets	1,626.0	1,486.6
Total assets less current liabilities	5,387.0	4,877.4
Non-current liabilities	(216.8)	(247.9)
Net assets as if the hotel properties were stated at open market value	5,170.2	4,629.5
Net assets per ordinary share as if the hotel properties were stated at open market value	HK$8.37	HK$7.50

[1] Based on open market valuations as at 31st March 2006.

LIQUIDITY AND FINANCIAL RESOURCES

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associates.

At 31st March 2006, the group's borrowings net of cash, was HK$230.4 million as compared with HK$315.8 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$1,081.9 million. Approximately 91.2% of the group's borrowings were denominated in Hong Kong dollars and the remaining 8.8% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, approximately 32.8% of the group's borrowings were payable within one year and 67.2% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to equity, is maintained

	2006	2005
Deferred income tax liabilities	3.9	3.4
	216.8	247.9
Net assets	3,248.1	3,105.9
Equity		
Share capital	61.7	61.7
Reserves	3,137.0	3,007.1
Proposed final dividend	49.4	37.1
Total equity	3,248.1	3,105.9

Notes:

1. **Basis of preparation and accounting policies**

(a) *Basis of preparation*

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") (collectively "HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and investment properties, which are carried at fair value.

(b) *Changes in accounting policies*

In the year ended 31st March 2006, the group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The prior year comparatives have been amended as required, in accordance with the relevant requirements.

(i) Leasehold land

The adoption of the revised HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from properties for sale and properties under development to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at the lower of cost and estimated net realisable value.

(ii) Investment properties

The adoption of the revised HKAS 40 "Investment Property" has resulted in a change in the accounting policy whereby changes in fair values are recorded in the profit and loss account. In prior years, increases in fair value were credited to the investment properties valuation reserve; decreases in fair value were *first set off against increases on earlier* valuations on a portfolio basis and thereafter were charged to the profit and loss account. Any subsequent increase was credited to the profit and loss account to the extent of the amount previously charged.

(iii) Deferred income tax

The adoption of the revised HKAS Interpretation ("HKAS-Int") 21 "Income Taxes-Recovery of Revalued Non-Depreciable Assets" has resulted in a change in the accounting policy relating to the measurement of deferred income tax arising from the revaluation of investment properties. Such deferred income tax is measured on the basis of tax consequences that would follow from recovery of the carrying amount of the investment properties through use and is calculated at the profits tax rate.

In prior years, the carrying amount of the investment properties was assumed to be recovered through sale for the purpose of calculating deferred income tax. As a result, no provision for deferred income tax on revaluation of investment properties in Hong Kong was made as the tax rate applicable on sale of investment properties in Hong Kong is nil.

(iv) Hotel property

The adoption of HK Interpretation ("HK-Int") 2 "The Appropriate Policies for Hotel Properties" has resulted in a change in the accounting policy whereby an owner-operated hotel property is accounted for as property, plant and equipment. The depreciable amount of the hotel building is depreciated over its remaining useful economic life and the carrying amount of the leasehold land is amortised over the remaining term of the lease.

In prior years, the hotel property held by the associates was accounted for as an investment property. No depreciation or amortisation was required.

(v) Financial instruments

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. In accordance with the requirements of HKASs 32 and 39, the group has reclassified its investment securities as *available-for-sale financial assets. Available-for-sale financial* assets are stated at fair value and any changes in fair values are recognised in equity. When there is cumulative loss which is considered to be impairment in nature, the amount is charged to the profit and loss account.

In prior years, investment securities were stated at cost less provision.

(vi) The following is a summary of the effect of adopting the new/revised HKFRS on the consolidated profit and loss account for the years ended 31st March 2005 and 2006.

	Increase/(decrease) Effect of adopting HKAS 17 HK$ Million	HKAS 40 HK$ Million	HKAS-Int 21 HK$ Million	HK-Int 2 HK$ Million	HKAS 39 HK$ Million	Total HK$ Million
(a) For the year ended 31st March 2006						
Property expenses	29.9	-	-	-	-	29.9
Cost of property sales	(2.0)	-	-	-	-	(2.0)
Fair value gains on investment properties	-	1.5	-	-	-	1.5
Income tax expense	-	-	0.2	-	-	0.2
Profit attributable to equity holders of the company	(27.9)	1.5	(0.2)	-	-	(26.6)
Earnings per share (HK cent)	(4.5)	0.2	-	-	-	(4.3)
(b) For the year ended 31st March 2005						
Property expenses	27.6	-	-	-	-	27.6
Cost of property sales	(3.9)	-	-	-	-	(3.9)
Fair value losses on investment properties	-	4.4	-	-	-	4.4
Income tax expense	-	-	(0.8)	-	-	(0.8)
Profit attributable to equity holders of the company	(23.7)	(4.4)	0.8	-	-	(27.3)
Earnings per share (HK cent)	(3.8)	(0.7)	0.1	-	-	(4.4)

Write-back of provision against properties for sale	15.5	-	-	-	15.5
Write-back of impairment loss on leasehold land	31.0	-	-	-	31.0
Provision for investment securities	-	-	-	(7.0)	(7.0)
Fair value losses on investment properties	(4.4)	-	-	-	(4.4)
Segment results	129.8	2.7	-	(6.5)	126.0
Unallocated costs					(0.8)
Operating profit					125.2
Finance costs					(1.8)
Share of results of associates	0.6	-	67.5	-	68.1
Profit before income tax					191.5
Income tax expense					(8.5)
Profit attributable to equity holders of the company					183.0
Segment assets	3,397.6	37.0	-	95.7	3,530.3
Associates	1.8	-	80.9	(2.8)	79.9
Unallocated assets					14.7
Total assets					3,624.9
Segment liabilities	467.3	36.0	-	4.2	507.5
Unallocated liabilities					11.5
Total liabilities					519.0
Capital expenditure	1.3	0.1	-	-	1.4
Depreciation	0.4	-	-	-	0.4
Amortisation	27.6	-	-	-	27.6

(b) *Secondary reporting format – geographical segments*

As at and for the year ended 31st March 2006

	Turnover *HK$Million*	Operating profit *HK$Million*	Total assets *HK$Million*	Capital expenditure *HK$Million*
Hong Kong	211.3	148.8	3,547.3	0.9
United States of America	56.1	1.9	119.1	0.1
	267.4	150.7	3,666.4	1.0

As at and for the year ended 31st March 2005 (As restated)

	Turnover *HK$Million*	Operating profit *HK$Million*	Total assets *HK$Million*	Capital expenditure *HK$Million*
Hong Kong	224.9	110.3	3,466.6	1.2
United States of America	85.3	14.9	158.3	0.2
	310.2	125.2	3,624.9	1.4

3. **Operating profit**

	2006 *HK$ Million*	2005 (As restated) *HK$ Million*
Operating profit is stated after charging the following:		
Amortisation of leasehold land	29.9	27.6
Depreciation	0.7	0.4

4. **Income tax expense**

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year.

	2006 *HK$ Million*	2005 (As restated) *HK$ Million*
Current income tax		
Hong Kong profits tax	10.9	9.8
Overseas tax	0.2	1.1
Deferred income tax	1.1	(2.4)
	12.2	8.5

5. **Dividends**

	2006 *HK$ Million*	2005 *HK$ Million*
Interim, paid, of HK6 cents (2005: HK4 cents) per ordinary share	37.1	24.7
Final, proposed, of HK8 cents (2005: HK6 cents) per ordinary share	49.4	37.1
	86.5	61.8

6. **Earnings per share**

The calculation of earnings per share is based on the profit attributable to equity holders of the company of HK$216.8 million (2005: HK$183.0 million, as restated) and ordinary shares in issue of 617,531,425 (2005: 617,531,425). There were no potential dilutive ordinary shares outstanding during the year (2005: Nil).

7. **Debtors, deposits and prepayments**

	2006 *HK$ Million*	2005 *HK$ Million*
Debtors, aged		
0-3 months	11.8	21.1
Over 3 months	51.1	-
	62.9	21.1
Deposits and prepayments	8.9	8.9
	71.8	30.0

The carrying amounts of debtors, deposits and prepayments approximate their fair value.

Credit terms given to customers vary and are generally ranged from 3 to 6 months.

There is no concentration of credit risk with respect to debtors, as the group has a large number of customers.

meet the anticipated working capital requirement in the coming year.

HUMAN RESOURCES

The group, excluding associates, employs a total of 242 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$47.4 million for the year ended 31st March 2006. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group has capital commitments in respect of available-for-sale financial assets as at 31st March 2006 of HK$95.5 million and the company has executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

PROSPECTS

There has been a gradual increase in interest rates over the past twelve months, and it has been predicted that interest rates will rise further, though at a more gradual pace. As a result of the rise in interest rates, mass residential will be most affected. However, the luxury residential and office markets will continue to do well due to shortage of new supplies.

The three sectors which your group has concentrated on are luxury residential, office properties and 5-star hotel are all predicted to perform well over the next few years due to limited supplies and consistent strong demand.

PURCHASE, SALE OR REDEMPTION OF SHARES

The company has not redeemed any of its shares during the year. Neither the company nor any of its subsidiaries has purchased or sold any of the company's shares during the year.

REVIEW OF FINANCIAL STATEMENTS

The Audit Committee has reviewed the group's consolidated financial statements for the year ended 31st March 2006, including the accounting principles and practices adopted by the group, in conjunction with the company's external auditors and internal auditor.

SCOPE OF WORK OF PRICEWATERHOUSECOOPERS

The figures in respect of the preliminary announcement of the group's results for the year ended 31st March 2006 have been agreed by the group's auditors, PricewaterhouseCoopers, to the amounts set out in the group's audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the year, the company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except in relation to the followings:

(1) Under code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive directors of the company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the company in accordance with the company's Bye-laws.

(3) Under the second part of code provision A.4.2 of the CG Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The directors will propose to the shareholders at the forthcoming Annual General Meeting a special resolution to amend the relevant Bye-law such that every director, including those appointed for a specific term (save for any chairman or managing director under the company's Private Act which was enacted in Bermuda in 1990), shall be subject to retirement by rotation at least once every three years.

(4) Under code provision D.1.2 of the CG Code, an issuer should formalize the functions reserved to the board and those delegated to management.

The respective functions of the board and management of the company have been formalized and set out in writing which was approved by the board in June 2005.

Detailed information of the company's compliance of the CG Code will be set out in the Corporate Governance Report contained in the 2006 Annual Report.

PROPOSED AMENDMENTS TO THE BYE-LAWS OF THE COMPANY

In order to bring the company's Bye-laws in line with the Listing Rules including the relevant provisions of the CG Code, the directors propose to the shareholders at the Annual General Meeting a special resolution to amend the existing Bye-laws, details of which are set out in the Special Resolution No. 8 in the Notice of Annual General Meeting.

ANNUAL GENERAL MEETING

The Annual General Meeting of the company will be held on 6th September 2006. The Notice of Annual General Meeting will be published and dispatched to the shareholders in due course.

By Order of the Board
DAVID P. CHAN
Chairman

Hong Kong, 22nd June 2006

As at the date hereof, the board comprises Mr. David Pun Chan (Chairman), Mr. William Wai Lim Lam and Mr. Wing Sau Li as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Joseph Wing Siu Cheung, Mr. Karl Chi Leung Kwok and Mr. Benedict Cho Hung Woo as independent non-executive directors.